Exhibit 99.1

Wix Reports Fourth Quarter and Full Year 2020 Results

Acceleration from 2020 expected to carry through 2021 -- raising prior collections growth outlook

●	Closing out phenomenal year with revenue and collections growth topping expectations
o	FY’20 Revenue of $989 million, up 30% y/y; Q4’20 Revenue of $283 million, up 38% y/y
o	FY’20 Collections of $1.102 billion, up 32% y/y; Q4’20 Collections of $306 million, up 35% y/y
o	Creative Subscriptions ARR increased to $878 million, up 24% y/y, accelerating for the fourth consecutive quarter
●	Influx of online commerce businesses and growth of Business Solutions applications and services driving improving retention and increase in cohort value
o	Business Solutions collections up 95% y/y in Q4’20 and 75% y/y in FY’20, driven by growth in Wix Payments
o	Future collections expected from existing cohorts increased to over $12.9 billion over the next 10 years

●	Editor X launched out of beta, adding a game-changing set of collaboration tools, positioning Editor X as the only fully collaborative web creation platform in the world

NEW YORK, February 17, 2021 -- Wix.com Ltd. (Nasdaq: WIX) today reported strong financial results for the fourth quarter and full year ended December 31, 2020, exceeding the high end of its guidance ranges for revenue, collections and free cash flow. In addition, the Company provided its initial outlook for the first quarter and full year of 2021.

“We have concluded the most successful year in our company’s history. In 2020, over 31 million new registered users joined Wix, we added nearly 1 million net new subscriptions, and we crossed $1 billion of annual collections for the first time. It was truly humbling to help lift millions of businesses through an extremely challenging year, and I am particularly proud of our team for maintaining focus and dedication throughout the year,” said Avishai Abrahami, Co-founder and CEO of Wix. “It is clear that we can now become a dominant player on the internet, and I expect us to strengthen this position significantly over the coming decade.  Wix will now strive to become the main engine of the internet, democratizing access and providing a place where the majority of people will build their web presence. My goal and belief is that at this rate of growth, in the next 5-7 years, 50% of anything new built on the internet will be done on Wix.”

Lior Shemesh, CFO of Wix, added, “Our fourth quarter results closed out a record-breaking year at Wix with results exceeding the high end of our guidance ranges.  The demand for a web presence is higher than ever before. As such, we are investing heavily in our business and into new products, most notably Wix Payments as online commerce businesses continue to come to Wix. Our first quarter 2021 guidance of 37-41% y/y collections growth and full year guidance of 30-32% collections growth reflect the continuation of the momentum from 2020, the returns on these investments and the new baseline of growth for Wix for years to come.”

FY 2020 Financial Results

●	Total revenue for the full year 2020 was $988.8 million, compared to $761.1 million for the full year 2019, an increase of 30% y/y

o	Creative Subscriptions revenue for the full year 2020 was $783.5 million, compared to $644.5 million for the full year 2019, an increase of 22% y/y

o	Business Solutions revenue for the full year 2020 was $205.3 million, compared to $116.6 million for the full year 2019, an increase of 76% y/y

●	Total collections for the full year 2020 were $1.102 billion, compared to $832.5 million for the full year 2019, an increase of 32% y/y

o	Creative Subscriptions collections for the full year 2020 were $891.2 million, compared to $711.8 million for the full year 2019, an increase of 25% y/y

o	Business Solutions collections for the full year 2020 were $210.8 million, compared to $120.7 million for the full year 2019, an increase of 75% y/y

●
Total gross margin on a GAAP basis for the full year 2020 was 68%, compared to 74%  for the full year 2019. The y/y decline was related to incremental investments in Customer Care, hosting and the faster revenue growth of the Business Solutions segment, primarily Wix Payments

o
Creative Subscriptions gross margin on a GAAP basis was 79%, compared to 81%  for the full year 2019. The y/y decline was related to the investment in expanding our Customer Care organization and higher hosting costs to serve the increased number of users

o
Business Solutions gross margin on a GAAP basis was 28% compared to 35% for the full year 2019. The y/y decline was related primarily to the growth of Wix Payments, the expansion of Customer Care and higher hosting costs to meet the increased number of users

●
Total non-GAAP gross margin for the full year 2020, calculated as non-GAAP gross profit as a percent of revenue, was 69%, compared to 75%  for the full year 2019. The y/y decline was related to incremental investments in Customer Care, hosting and the faster revenue growth of the Business Solutions segment

o
Creative Subscriptions gross margin on a non-GAAP basis was 80%, compared to 82% for the full year 2019. The y/y decline was related to the investment in expanding our Customer Care organization and higher hosting costs to serve the increased number of users

o
Business Solutions gross margin on a non-GAAP basis was 29%, compared to 37%  for the full year 2019. The y/y decline was related primarily to the growth of Wix Payments, the expansion of Customer Care and higher hosting costs to meet the increased number of users. As Wix Payments scales, we expect the gross margin in Business Solutions to increase over time

●	GAAP net loss for the full year 2020 was $(216.5) million, or $(3.98) per share, compared to a net loss of $(86.4) million, or $(1.71) per share, for the full year 2019

●	Non-GAAP net loss for the full year 2020 was $(24.2) million, or $(0.44) per share, compared to non-GAAP net income of $59.1 million, or $1.17 per share, for the full year 2019

●
Net cash provided by operating activities for the full year 2020 was $148.0 million, while capital expenditures totaled $18.9 million, leading to free cash flow of $129.2 million, compared to $127.5 million of free cash flow for the full year 2019, a 1.3% y/y increase

o	Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $131.7 million, an increase of 3.3% y/y

Q4 2020 Financial Results

●	Total revenue in the fourth quarter of 2020 was $282.5 million, compared to $204.6 million in the fourth quarter of 2019, an increase of 38% y/y

o	Creative Subscriptions revenue in the fourth quarter of 2020 was $213.7 million, compared to $171.4 million in the fourth quarter of 2019, an increase of 25% y/y

o	Business Solutions revenue in the fourth quarter of 2020 was $68.8 million, compared to $33.2 million in the fourth quarter of 2019, an increase of 107% y/y

●	Creative Subscriptions ARR was $878.0 million in the fourth quarter of 2020, compared to $707.2 million in the fourth quarter of 2019, an increase of 24% y/y

●	Business Solutions ARR was $138.3 million in the fourth quarter of 2020, compared to $94.8 million in the fourth quarter of 2019, an increase of 46% y/y

●	Total collections in the fourth quarter of 2020 were $306.4 million, compared to $226.7 million in the fourth quarter of 2019, an increase of 35% y/y

o	Creative Subscriptions collections in the fourth quarter of 2020 were $236.4 million, compared to $190.8 million in the fourth quarter of 2019, an increase of 24% y/y

o	Business Solutions collections in the fourth quarter of 2020 were $70.0 million, compared to $35.9 million in the fourth quarter of 2019, an increase of 95% y/y

●
Total gross margin on a GAAP basis in the fourth quarter of 2020 was 63%, compared to 72% in the fourth quarter of 2019. The y/y decline was related to incremental investments in Customer Care, hosting and the faster revenue growth of the Business Solutions segment

o
Creative Subscriptions gross margin on a GAAP basis was 76%, compared to 80% in the fourth quarter of 2019. The y/y decline was related to the investment in expanding our Customer Care organization and higher hosting costs to serve the increased number of users

o
Business Solutions gross margin on a GAAP basis was 23% compared to 28% in the fourth quarter of 2019. The y/y decline was related primarily to the growth of Wix Payments, the expansion of Customer Care and higher hosting costs to serve the increased number of users

●
Total non-GAAP gross margin in the fourth quarter of 2020, calculated as non-GAAP gross profit as a percent of revenue, was 65%, compared to 74% in the fourth quarter of 2019. The y/y decline was related to incremental investments in Customer Care, hosting and the faster revenue growth of the Business Solutions segment

o
Creative Subscriptions gross margin on a non-GAAP basis was 78%, compared to 81% in the fourth quarter of 2019. The y/y decline was related to the investment in expanding our Customer Care organization and higher hosting costs to serve the increased number of users

o
Business Solutions gross margin on a non-GAAP basis was 25%, compared to 34% in the fourth quarter of 2019. The y/y decline was related primarily to the growth of Wix Payments, the expansion of Customer Care and higher hosting costs to meet the increased number of users

●	GAAP net loss in the fourth quarter of 2020 was $(62.8) million, or $(1.13) per share, compared to a net loss of $(21.6) million, or $(0.42) per share, for the fourth quarter of 2019

●	Non-GAAP net loss in the fourth quarter of 2020 was $(1.6) million, or $(0.03) per share, compared to non-GAAP net income of $19.9 million, or $0.39 per share, for the fourth quarter of 2019

●
Net cash provided by operating activities in the fourth quarter of 2020 was $28.6 million, while capital expenditures totaled $5.4 million, leading to free cash flow of $23.1 million, compared to $37.5 million of free cash flow in the fourth quarter of 2019, a 38% y/y decrease

o	Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $24.0 million, a decrease of 36% y/y

●
Added 185,000 net premium subscriptions in the fourth quarter of 2020, a 107% increase y/y, to reach 5.5 million as of December 31, 2020, a 22% increase over the total number of premium subscriptions at the end of the fourth quarter of 2019

●
Added 7.4 million registered users in the fourth quarter of 2020, a 27% increase y/y. Registered users as of December 31, 2020 were 196.7 million, representing a 19% increase compared to the end of the fourth quarter of 2019

Recent Business Highlights

●
Launched Editor X out of beta and introduced a new suite of collaboration tools that enable concurrent editing, making it the only fully collaborative web creation platform in the world. There are already over 200K users on Editor X.  In addition to concurrent editing, the platform's new collaboration features include live commenting, advanced roles and permissions, and shared design libraries. These additions will enable design teams to increase their velocity and work more efficiently. The platform also expanded its design capabilities and now offers advanced code-free interactions. Editor X enables design flexibility and allows designers and agencies to control every aspect of the creation process. These newly introduced capabilities enable smarter collaboration between stakeholders and a seamless handoff to clients once a project is complete

●
Implemented several significant product improvements to the Wix Payments platform in 2020 to improve the user experience and expand our overall product offering. Recent upgrades include a smoother onboarding process, improved balance management and the addition of account managers for high volume users. We believe these improvements, along with many others we plan, will drive volume growth and higher capture of revenue in Wix Payments in 2021

●
Generated $5.4 billion in Gross Payments Volume (GPV) in 2020, a 126% increase over $2.4 billion in 2019 as the number of online commerce businesses and their sales volume grew throughout the year. Wix Payments collections and revenue was $53.6 million in 2020, a 382% increase over $11.1 million in 2019 as we improved our take rate throughout the year. We expect GPV will be $10 billion in 2021

●	Rebranded the full-stack no-code / low-code development platform formerly known as Corvid by Wix to Velo by Wix

●	Introduced a web development course for our no-code / low-code platform Velo in partnership with Codecademy

Financial Outlook

Our outlook is underscored by an increase in our collections growth guidance for 2021, since our initial guidance provided in December, as our confidence in the upcoming year has increased. Our success in online commerce, expected growth in Partners activity on Wix and the launch of new products bolster our outlook for the year.

We plan to make incremental investments of approximately $60 million in 2021 to capitalize on the opportunities ahead. Our incremental investments will be focused in the following areas:

●          Continued expansion of Customer Care to address the current and future demand and to expand our support dedicated to Wix Payments. We plan to hire at least 600 more Experts in 2021

●          Advancing the evolution of the Wix Payments platform by improving the user experience, expanding to additional geographies and offering new capabilities for our users

●          Building our team and infrastructure necessary to scale and globalize the Wix Point of Sale (POS) solution

●          Growing our Account Management team to provide the high level of service expected by Partners and high-volume online commerce users

We are introducing full year 2021 guidance as follows:

	FY 2021 Outlook	Y/Y growth
Revenue	$1,272 - 1,286 million	29 - 30%
Collections	$1,435 - 1,455 million	30 - 32%
Free Cash Flow (excluding capex for future Wix HQ office build out)	$90 - 100 million	NM
Free Cash Flow	$60 - 70 million	NM

We are also introducing first quarter 2021 guidance as follows:

	Q1 2021 Outlook	Y/Y growth
Revenue	$291 - 296 million	35 - 37%
Collections	$340 - 350 million	37 - 41%

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Wednesday, February 17, 2021 to answer questions about the financial and operational performance of the business for the fourth quarter and full year ended December 31, 2020. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial +1-877-667-0467 (US/ Canada), +1-346- 354-0953 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID 3847028. A telephonic replay of the call will be available through February 24, 2021 at 11:30 a.m. ET by dialing +1-855-859-2056 and providing Conference ID 3847028.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based website development platform for over 200 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, Editor X, a curated App Market, Ascend by Wix and Velo by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Austin, Be'er Sheva, Berlin, Cedar Rapids, Denver, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo, Tokyo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn and Pinterest
Download: Wix App is available for free on Google Play and in the App Store
For more about Wix please visit our Press Room

Non-GAAP Financial Measures and Key Operating Metrics

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S.  GAAP,  Wix  uses  the  following  non-GAAP  financial   measures:   collections,   cumulative   cohort collections, collections  on  a  constant  currency  basis,  revenue  on  a  constant  currency  basis,  non-GAAP  gross  margin,  non-GAAP  operating  income (loss),  non-GAAP  net   income (loss),  non-GAAP  net  income (loss)  per  share,  free  cash  flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or FX neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Collections is a non-GAAP financial measure calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Collections include cash receipts for premium subscriptions purchased by registered users as well, cash we collect for payments and additional products and services, as well as payments due to us under the terms of contractual agreements for obligations we have fulfilled. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and majority of the additional products and services are recognised as revenues upon receipt. Committed payments are recognised as revenue as we fulfil our obligation under the terms of the contractual agreement.  Non-GAAP  gross  margin  represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided  by  revenue.  Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of  share-based  compensation  expense,  amortization,  acquisition-related  expenses  and  sales tax expense  accrual and other G&A expenses (income). Non-GAAP  net  income (loss) represents  net  loss  calculated  in  accordance  with  GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of  debt  discount  and  debt  issuance  costs  and  acquisition-related  expenses  and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude capital expenditures associated with our new headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization.

The presentation of this financial  information  is  not  intended  to  be considered in isolation or as a substitute for, or superior to, the financial information  prepared  and  presented  in  accordance  with  GAAP.  The  Company uses these non-GAAP financial measures for financial and operational decision  making  and  as  a means to  evaluate  period-to-period  comparisons.  The  Company  believes  that  these  measures  provide  useful information about operating results, enhance  the overall understanding of past financial performance  and  future  prospects,  and  allow  for  greater  transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the  non-GAAP  financial  measures,  please  see  the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures  that  are  most  directly  comparable  to  non-GAAP  financial  measures  and  the  related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort collections, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted.  Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR), Business Solutions ARR and Gross Payment Volume (GPV) as key operating metrics. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations; (ii) the average revenue per month from domain registrations; (iii) monthly revenue from partnership agreements. Business Solutions ARR is calculated as Business Solutions MRR multiplied by 12. Business Solutions MRR is calculated as the total of all active subscriptions to Ascend, G-Suite, TPAs, FB Ads or Wix apps products in effect on the last day of the period, multiplied by the monthly revenue of such subscriptions.  GPV  includes the total value, in US dollars, of transactions facilitated by our platform.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the annual and quarterly guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions, including through the growth of our Partners activity; uncertainty surrounding the effects of COVID-19 on our business, including uncertainty relating to the expected consumer dynamics post COVID-19 and the anticipated GPV on our platform; our ability to create new and higher monetization opportunities from our premium subscriptions; our ability to enter into new markets, and attract new customer segments, and our ability to successfully enter into partnership agreements and grow our Partners activities as anticipated; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts, and our ability to increase and maintain the value we create from user cohorts; our share repurchases made pursuant to our share repurchase plan; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute and see a return on our initiatives to scale and improve our user support function, including through the recent expansion of our Customer Care; the success of our sales efforts; customer acceptance and satisfaction of new products and other challenges inherent in new product development, including products such as EditorX geared to new user demographics; changes to technologies used in our solutions; or changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2019 annual report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com
914-267-7390

Media Relations:
pr@wix.com

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(audited)	(unaudited)
Revenue
Creative Subscriptions	$171,355	$213,745	$644,491	$783,456
Business Solutions	33,233	68,789	116,597	205,304
	204,588	282,534	761,088	988,760

Cost of Revenue
Creative Subscriptions	33,420	50,278	120,905	167,539
Business Solutions	23,815	53,029	76,002	148,160
	57,235	103,307	196,907	315,699

Gross Profit	147,353	179,227	564,181	673,061

Operating expenses:
Research and development,net	66,634	89,625	250,791	320,278
Selling and marketing	74,809	109,629	307,718	438,210
General and administrative	23,602	35,433	85,922	111,915
Total operating expenses	165,045	234,687	644,431	870,403
Operating loss	(17,692)	(55,460)	(80,250)	(197,342)
Financial expenses, net	(2,553)	(10,158)	(3,621)	(19,650)
Other income (expenses)	(94)	34	55	118
Loss before taxes on income	(20,339)	(65,584)	(83,816)	(216,874)
Taxes on income (benefit)	1,234	(2,795)	2,598	(354)
Net loss	$(21,573)	$(62,789)	$(86,414)	$(216,520)

Basic and diluted net loss per share	$(0.42)	$(1.13)	$(1.71)	$(3.98)
Basic and diluted weighted-average shares used to compute net loss per share	51,321,155	55,809,471	50,504,698	54,425,056

Wix.com Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	December 31,	December 31,
	2019	2020
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$268,103	$168,858
Short term deposits	294,096	577,138
Restricted cash and deposit	1,149	925
Marketable securities	164,301	289,927
Trade receivables	16,987	23,670
Prepaid expenses and other current assets	19,211	40,666
Total current assets	763,847	1,101,184

Long Term Assets:
Property and equipment, net	31,706	35,863
Marketable securities	177,298	536,877
Prepaid expenses and other long-term assets	9,926	20,971
Intangible assets and goodwill, net	37,641	43,516
Operating lease assets	79,249	88,406
Total long-term assets	335,820	725,633

Total assets	$1,099,667	$1,826,817

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$37,687	$79,881
Employees and payroll accruals	41,938	70,814
Deferred revenues	289,148	373,521
Accrued expenses and other current liabilities	56,464	70,429
Operating lease liabilities	18,949	22,336
Total current liabilities	444,186	616,981

Long term deferred revenues	21,969	50,867
Other long term liabilities	2,804	-
Convertible senior notes	358,715	834,440
Long term operating lease liabilities	64,244	74,187
Total long term liabilities	447,732	959,494

Total liabilities	891,918	1,576,475

Shareholders' Equity
Ordinary shares	94	107
Additional paid-in capital	611,083	862,134
Other comprehensive loss	1,357	9,406
Accumulated deficit	(404,785)	(621,305)
Total shareholders' equity	207,749	250,342

Total liabilities and shareholders' equity	$1,099,667	$1,826,817

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(audited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(21,573)	$(62,789)	$(86,414)	$(216,520)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,347	3,789	12,126	14,610
Amortization	2,385	619	4,588	2,577
Share based compensation expenses	28,473	42,706	109,337	147,313
Amortization of debt discount and debt issuance costs	5,353	11,411	20,938	29,954
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	17	(69)	748	(43)
Amortization of premium and discount and accrued interest on marketable securities, net	(247)	2,532	(346)	4,471
Deferred income taxes, net	748	163	935	(3,254)
Changes in operating lease right-of-use assets	18,225	4,514	18,225	17,867
Changes in operating lease liabilities	(15,376)	(2,613)	(15,376)	(15,807)
Increase in trade receivables	(956)	(511)	(3,459)	(6,457)
Decrease (increase) in prepaid expenses and other current and long-term assets	7,656	6,111	(5,168)	(22,677)
Increase (decrease) in trade payables	(11,166)	10,324	(7,560)	41,967
Increase (decrease) in employees and payroll accruals	(4,563)	(12,382)	7,781	25,326
Increase in short term and long term deferred revenues	22,095	23,847	71,397	113,271
Increase in accrued expenses and other current liabilities	6,819	898	21,812	15,451
Net cash provided by operating activities	41,237	28,550	149,564	148,049
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	103,000	93,000	348,775	294,225
Investment in short-term deposits and restricted deposits	(93,000)	(129,790)	(296,100)	(577,000)
Investment in marketable securities	(138,191)	(64,940)	(402,774)	(763,581)
Proceeds from marketable securities	71,603	77,320	132,905	277,335
Purchase of property and equipment	(3,650)	(5,268)	(21,427)	(18,403)
Capitalization of software development costs	(116)	(112)	(639)	(450)
Investment in other short and long-term assets	(191)	-	(891)	(5,643)
Payment for Businesses acquired	-	-	-	(6,626)
Proceeds from investments in privately-held companies	-	1,098	-	1,098
Purchases of investments in privately-held companies	(3,600)	(400)	(3,862)	(1,185)
Net cash used in investing activities	(64,145)	(29,092)	(244,013)	(800,230)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	7,853	10,944	31,495	39,649
Proceeds from issuance of convertible senior notes	-	-	-	575,000
Payments of debt issuance costs	-	-	-	(15,713)
Purchase of capped call	-	-	-	(46,000)
Net cash provided by financing activities	7,853	10,944	31,495	552,936
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,055)	10,402	(62,954)	(99,245)
CASH AND CASH EQUIVALENTS—Beginning of period	283,158	158,456	331,057	268,103
CASH AND CASH EQUIVALENTS—End of period	$268,103	$168,858	$268,103	$168,858

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Creative Subscriptions	171,355	213,745	644,491	783,456
Business Solutions	33,233	68,789	116,597	205,304
Total Revenue	$204,588	$282,534	$761,088	$988,760

Creative Subscriptions	190,805	236,420	711,763	891,240
Business Solutions	35,878	69,961	120,722	210,791
Total Collections	$226,683	$306,381	$832,485	$1,102,031

Free Cash Flow	$37,471	$23,170	$127,498	$129,196
Creative Subscriptions ARR	$707,202	$878,036	$707,202	$878,036
Number of registered users at period end (*)	165,341	196,747	165,341	196,747
Number of premium subscriptions at period end (*)	4,499	5,494	4,499	5,494

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Revenues	$204,588	$282,534	$761,088	$988,760
Change in deferred revenues	22,095	23,847	71,397	113,271
Collections	$226,683	$306,381	$832,485	$1,102,031

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Creative Subscriptions Revenue	$171,355	$213,745	$644,491	$783,456
Change in deferred revenues	19,450	22,675	67,272	107,784
Creative Subscriptions Collections	$190,805	$236,420	$711,763	$891,240

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Business Solutions Revenue	$33,233	$68,789	$116,597	$205,304
Change in deferred revenues	2,645	1,172	4,125	5,487
Business Solutions Collections	$35,878	$69,961	$120,722	$210,791

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$1,582	$3,172	$5,854	$9,127
Research and development	14,900	22,170	56,161	76,883
Selling and marketing	4,614	6,774	18,458	22,845
General and administrative	7,377	10,590	28,864	38,458
Total share based compensation expenses	28,473	42,706	109,337	147,313
(2) Amortization	2,385	619	4,588	2,577
(3) Acquisition related expenses	1,868	1,686	2,485	5,811
(4) Amortization of debt discount and debt issuance costs	5,353	11,411	20,938	29,954
(5) Sales tax accrual and other G&A expenses (income)	2,135	2,810	5,309	4,299
(6) Non-operating foreign exchange expenses (income)	1,257	1,925	2,905	2,352
Total adjustments of GAAP to Non GAAP	$41,471	$61,157	$145,562	$192,306

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Gross Profit	$147,353	$179,227	$564,181	$673,061
Share based compensation expenses	1,582	3,172	5,854	9,127
Acquisition related expenses	-	260	-	765
Amortization	1,526	90	1,951	316
Non GAAP Gross Profit	150,461	182,749	571,986	683,269

Non GAAP Gross margin	74%	65%	75%	69%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$137,935	$163,467	$523,586	$615,917
Share based compensation expenses	1,334	2,386	4,994	7,140
Non GAAP Gross Profit - Creative Subscriptions	139,269	165,853	528,580	623,057

Non GAAP Gross margin - Creative Subscriptions	81%	78%	82%	80%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$9,418	$15,760	$40,595	$57,144
Share based compensation expenses	248	786	860	1,987
Acquisition related expenses	-	260	-	765
Amortization	1,526	90	1,951	316
Non GAAP Gross Profit - Business Solutions	11,192	16,896	43,406	60,212

Non GAAP Gross margin - Business Solutions	34%	25%	37%	29%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Operating loss	$(17,692)	$(55,460)	$(80,250)	$(197,342)
Adjustments:
Share based compensation expenses	28,473	42,706	109,337	147,313
Amortization	2,385	619	4,588	2,577
Sales tax accrual and other G&A expenses (income)	2,135	2,810	5,309	4,299
Acquisition related expenses	1,868	1,686	2,485	5,811
Total adjustments	$34,861	$47,821	$121,719	$160,000

Non GAAP operating income (loss)	$17,169	$(7,639)	$41,469	$(37,342)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except  per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Net loss	$(21,573)	$(62,789)	$(86,414)	$(216,520)
Share based compensation expense and other Non GAAP adjustments	41,471	61,157	145,562	192,306
Non-GAAP net income (loss)	$19,898	$(1,632)	$59,148	$(24,214)

Basic Non GAAP net income (loss) per share	$0.39	$(0.03)	$1.17	$(0.44)
Weighted average shares used in computing basic Non GAAP net income (loss) per share	51,321,155	55,809,471	50,504,698	54,425,056

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Net cash provided by operating activities	$41,237	$28,550	$149,564	$148,049
Capital expenditures, net	(3,766)	(5,380)	(22,066)	(18,853)
Free Cash Flow	$37,471	$23,170	$127,498	$129,196

Capex related to future Wix HQ office build-out	-	792	-	2,462
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$37,471	$23,962	$127,498	$131,658

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)

Basic and diluted weighted average number of shares outstanding	51,321,155	55,809,471	50,504,698	54,425,056
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	7,447,519	4,621,780	7,447,519	4,621,780
Restricted share units	2,125,440	2,078,427	2,125,440	2,078,427
Convertible Notes (if-converted)	3,104,251	4,428,999	3,104,251	4,428,999
	63,998,365	66,938,677	63,181,908	65,554,262

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ended
	March 31, 2021		December 31, 2021
	Low	High	Low	High

Projected revenues	291,000	296,000	1,272,000	1,286,000
Projected change in deferred revenues	49,000	54,000	163,000	169,000
Projected Collections	$340,000	$350,000	$1,435,000	$1,455,000